================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                        JARDINE FLEMING INDIA FUND, INC.
                       (Name of Subject Company (issuer))


                        JARDINE FLEMING INDIA FUND, INC.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                                 ---------------

                 COMMON STOCK SHARES, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                    471112102
                      (CUSIP Number of Class of Securities)

                                 ---------------

                              SEBASTIAN R. SPERBER
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                                   39TH FLOOR
                               BANK OF CHINA TOWER
                            ONE GARDEN ROAD, CENTRAL
                                HONG KONG, CHINA
                                 (852) 2521-4122
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

================================================================================
                            CALCULATION OF FILING FEE
================================================================================
     Transaction Valuation                         Amount of Filing Fee
--------------------------------------------------------------------------------
               $                                             $
================================================================================


* Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:        _______________
     Form or Registration No.       _______________
     Filing Party:                  _______________
     Date Filed:                    _______________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer:

FOR IMMEDIATE RELEASE

JARDINE FLEMING INDIA FUND, INC. TO COMMENCE A SELF TENDER FOR UP TO 10% OF OUTSTANDING SHARES

NEW YORK, July 26 - The Board of Directors of Jardine Fleming India Fund, Inc. (NYSE: JFI) announced today its plans to commence a tender offer to acquire up to 10% of its outstanding shares of common stock. Purchases in the tender offer will be made at a per share cash purchase price of 95% of net asset value (NAV), as determined on the closing of the tender offer. The tender offer is expected to commence on August 7, 2001 and remain open through September 4, 2001, unless extended.

         On November 10, 2000, the Fund stated its intention to conduct an annual tender offer if, during a specified thirteen-week measurement period, the weekly average discount to NAV exceeded 20%. On April 10, 2001, the Fund announced that the thirteen-week measurement period for 2001 would begin on April 20 and end on July 20. During the measurement period, the Fund's average weekly discount to NAV was 20.89%.

         This action is consistent with the Board's stated commitment to enhance shareholder value. The Fund has taken several other steps to enhance shareholder value. Since February 2000, the Fund has completed a share repurchase program for 10% of its outstanding shares and conducted a tender offer for 30% of its outstanding shares. The Fund's current share repurchase program has been suspended until ten days after the conclusion of this tender offer. Since July 1, 1999, the Fund has implemented two advisory fee reductions, lowering the fee from 1.35% of net assets to 1.15%.

         This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. The planned tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they are available because they will contain important information. These and other filed documents will be available to investors free of charge at the website of the U.S. Securities and Exchange Commission. Neither the Offer to Purchase will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction's laws.

         Questions, requests for assistance, requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents may be directed to Georgeson Shareholder Communications, Inc., the Information Agent for the tender offer, by calling (212) 440-9800 (collect) or (888) 420-2046 (toll free) between the hours of 8:00 a.m. and 8:00 p.m. New York Time, Monday through Friday (except holidays). All documents relating to the tender offer will be available on or about August 7, 2001.

         Jardine Fleming India Fund, Inc., a closed-end investment company, is managed by JF International Management, Inc., an indirect subsidiary of JPMorgan Chase.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Jardine Fleming India Fund, Inc.

                                               By: /s/ Julian M.I. Reid
                                                  -----------------------------
                                               Name: Julian M.I. Reid
                                               Title: President
                                               Dated: July 26, 2001